UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AMERICAN LORAIN CORPORATION

(Name of Issuer)

Common Stock, par value $ .001

(Title of Class of Securities)

027297100

(CUSIP Number)

Steven Thal, Esq.

Phillips Nizer LLP

666 Fifth Avenue

New York, NY 10103

(212) 977-9700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH („DEG“)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power by DEG

10,794,066
	8.	Shared Voting Power

N/A
	9.	Sole Dispositive Power by DEG

10,794,066
	10.	Shared Dispositive Power

N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,794,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

28.2%
14.	Type of Reporting Person

BK

1.	Names of Reporting Persons.

Kreditanstalt für Wiederaufbau („KfW”)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power by DEG

	8.	Shared Voting Power

10,794,066
	9.	Sole Dispositive Power by DEG

	10.	Shared Dispositive Power

10,794,066
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,794,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

28.2%
14.	Type of Reporting Person

HC

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of the common stock, par value $ 0.001 per share (the “Common Stock”), of American Lorain Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Beihuan Zhong Road, Junan County, Shandong, China 276600.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed on behalf of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), a German limited liability company located at Kaemmergasse 22, 50676 Koeln, Germany and on behalf of KfW. DEG is a development financial institution. DEG is a legally independent entity wholly-owned by KfW.

KfW is a public law institution (Anstalt des öffentlichen Rechts) organized under the KfW Law, and as a promotional bank is serving domestic and international public policy objectives of the Federal Government of the Federal Republic of Germany. The address of the principal office of KfW is Palmengartenstraße 5-9, 60325 Frankfurt/Main, Germany.

As a result of KfW’s ownership of DEG, KfW may be deemed to have the power to direct the voting of the Common Stock owned by DEG and therefore KfW may be deemed the beneficial owner of the Common Stock held of record by DEG. DEG and KfW are sometimes collectively referred to herein as the “Reporting Persons.”

The attached Exhibit A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, neither of the Reporting Persons nor, to the knowledge of such Reporting Person, any director or executive officer named in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons nor, to the knowledge of such Reporting Person, any director or executive officer named in Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

DEG is the lender under that certain full recourse Loan Agreement, dated May 31, 2010, (the “Loan Agreement”), by and among DEG, the Issuer, its subsidiary Junan Hongrun Foodstuff Co., Ltd. (“Junan Hongrun” and together with the Issuer, the “Borrower”) and the Issuer’s chief executive officer, Mr. Si Chen, pursuant to which DEG made a loan (the “Loan”) of approximately $15 million to the Borrower. Mr. Chen initially pledged 5,313,574 shares of Common Stock for the benefit of DEG in order to secure the obligations of the Borrower under the Loan Agreement pursuant to that certain Share Pledge Agreement dated as of October 19, 2010 (the “Pledge Agreement”). Pursuant to a letter agreement, dated November 15, 2012, Mr. Chen subsequently pledged an additional 5,480,492 shares of Common Stock to DEG under the Pledge Agreement.

By written notice dated September 7, 2016 DEG notified the Agent under the Pledge Agreement that the Borrower was in default under the Loan Agreement and that DEG was exercising its right under the Pledge Agreement to have the pledged shares registered in its name. Under the Pledge Agreement, DEG has the right to sell the shares and apply the proceeds to the repayment of the Loan.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 above is incorporated herein by reference. DEG acquired 10,794,066 shares of Common Stock upon exercise of its rights under the Pledge Agreement described above.

DEG intends to hold and dispose of the Shares in order to generate the proceeds for the repayment of the Loan. DEG intends to review its share ownership in the Issuer from time to time and, depending upon market conditions and other factors that DEG may deem material, may sell all or any portion of the Common Stock currently owned or hereafter acquired by it, either in open market or private transactions, or take other steps to increase or decrease or hedge its investment in the Issuer. DEG may also elect to purchase shares of Common Stock from time to time in open market or private transactions and may exercise the voting rights associated with its share ownership.

Except as described above, DEG and the other persons named in Item 2 above currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	On September 7, 2016, DEG acquired beneficial ownership of 10,794,066 shares of Common Stock upon foreclosure of the pledge described in Item 3 above. Such shares constitute approximately 28.2% of the total number of shares of Common Stock of the Issuer outstanding as of September 30, 2015, as reported by the Issuer in its Form 10-Q filed with the Commission on May 23, 2016. Except for such shares, neither DEG nor any of the other persons identified in Item 2 above own any shares of Common Stock.

(b)	DEG has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 10,794,066 shares of Common Stock described in (a) above. KfW may be deemed to have the power to direct the voting of the Common Stock owned by DEG and therefore may be deemed the beneficial owner of the Common Stock held of record by DEG.

(c)	Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the persons identified in Item 2 above.

(d)	Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

A.	Certain Information Regarding Directors and Executive Officers

B.	Joint Filing Agreement

C.	Vollmacht (German Power of Attorney)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016

DEG-DeutscheInvestitions-und Entwicklungsgesellschaft mbH

By:	/s/ Lothar Lammers
	Name: Title:	Lothar Lammers Director Special Operations

By:	/s/ Guido Reckmann
	Name: Title:	Guido Reckmann Senior Counsel

Kreditanstalt für Wiederaufbau

By:	/s/ Dr. Michael Schenk
	Name: Title:	Dr. Michael Schenk Vice President

By:	/s/ Axel Kaufmann
	Name: Title:	Axel Kaufmann Vice President